Exhibit 99.52
PRESS RELEASE
Aya Gold & Silver Announces Results of Annual General Meeting of Shareholders

Montreal, Quebec, June 20, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Company”) is pleased to announce that all nominees listed in the management proxy circular were elected as directors of Aya at its annual general meeting of shareholders (“AGM”) held today.
A total of 69,658,145 common shares or 53.23% of Aya’s issued and outstanding common shares at the record date were represented in person or by proxy at the AGM.
Detailed results are as below:

Director Nominee	Votes For	% For	Votes Against	% Against
John Burzynski	65,875,131	99.92%	53,650	0.08%
Yves Grou	62,190,673	94.33%	3,738,107	5.67%
Ghislane Guedira Bennouna	65,865,849	99.90%	62,932	0.10%
Dr. Jürgen Hambrecht	59,900,794	90.86%	6,027,986	9.14%
Annie Torkia Lagacé	65,866,216	99.91%	62,565	0.09%
Benoit La Salle	56,509,166	85.71%	9,419,615	14.29%
Eloise Martin	63,997,808	97.07%	1,930,972	2.93%
Robert Taub	64,039,619	97.13%	1,889,162	2.87%
Details of votes on all matters of business considered at the AGM are available in the Company’s Report of Voting Results on SEDAR+ (https://www.sedarplus.ca/).
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximising shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.

For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
Certain information in this news release related to the Company is forward-looking information and is prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. The information generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Risks and uncertainties are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca.
Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward‐looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‐looking information. Such forward‐looking information has been provided for the purpose of assisting investors in understanding the Company's business, operations and exploration plans and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward‐looking information. Forward‐looking information is given as of the date of this press release, and the Company does not undertake to update such forward‐looking information except in accordance with applicable securities laws.